NEWS RELEASE

Shareholder Letter Regarding Developments in Labrador

Dated: October 8th, 2009

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) has issued a shareholder letter regarding recent developments with the Nunatsiavut Government in Labrador.  October 8th, 2009 marks the half way point of the moratorium on uranium mining and milling put in place by the Nunatsiavut Government.  The letter can be found on the Company website at http://www.crosshairexploration.com/s/Community.asp and on SEDAR attached to this Press Release as Schedule A.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

SCHEDULE A

October 8, 2009

Dear Shareholders,

Today, October 8, 2009, represents the half-way point for the 3 year moratorium announced on uranium mining within the Nunatsiavut’s self-governed Labrador Inuit Lands (“LIL”).  From this point forward there is more moratorium in the rear-view mirror than there is in the windshield.

The moratorium was originally proposed in March 2008 to allow the Nunatsiavut Government time to develop and adopt an applicable mining policy and to arrange the expertise required to regulate mining on their heritage lands.  On September 8, 2009, Fronteer Development Group (“Fronteer”) issued a news release that stated that the Nunatsiavut Government is currently in the process of developing its environmental legislation and Land Administration System for the LIL, which are well underway and on schedule.

Tony Andersen, Acting First Minister of the Nunatsiavut Government, was quoted in the Fronteer news release saying, “The Nunatsiavut Government is on track with building our regulatory framework, including the land use plan.  We are open to discussing development and establishing partnerships, and are committed to sustainable long-term growth and stability.”

Although 92% of Crosshair’s property and all of the company’s principal assets, including all NI 43-101 compliant resources, do not fall within the LIL, the company has still been materially affected.  Market sentiment towards the Central Mineral Belt (CMB) has been negative and as a result most projects in the area have been significantly de-valued.  That said, we look forward to the regulatory framework being put in place and, along with it, the recovery in value of Crosshair’s CMB assets.

Fronteer’s news release announced the completion of a positive Preliminary Economic Assessment (PEA) for the Michelin Uranium Project, located Northeast of Crosshair’s property within the CMB.  The study supports a financially robust open-pit and underground uranium mining operation at the Michelin and Jacques Lake deposits, as well as a milling facility at the Michelin site.  The plan is to process, on average, 3.65 million tonnes per year over a 17-year mine life.  The completion of this report, as well as the ongoing environmental baseline studies and tailings management plan by Fronteer, has signified a serious turning point for the CMB.  The response to Fronteer’s recent news has been very positive.  On September 28, 2009 Toll Cross Securities Inc. increased their 12-month target maintaining a ‘speculative buy’ and stated, “We think that the Michelin Project is FRG’s premier asset and will only continue to appreciate as local public perception improves, mine planning and development are optimized and the uranium price strengthens.”

Fronteer has shown that the proposed project has robust economics across a range of reasonable uranium prices.  Even at the current long-term uranium price of $65/lb, the company expects an NPV of $502 million with a payback period of 5.7 years.  Many analysts however, expect the price of uranium to strengthen, especially in the medium to long term;

1.
Excerpted from the Canaccord Morning Coffee, September 24, 2009:  The Royal Bank of Scotland stated Tuesday that uranium demand will rise and exceed supply in 2014 as China and Russia add nuclear power stations...RBS analysts said the spot price of uranium will more than double from its current level to a peak of US$95 a pound in late 2011...Supplies are “inconsistent” with “logistical, statutory and operating bottlenecks” in Canada, Namibia and Australia, RBS said.  Adding that demand will climb steadily, leading to “a deficit market from 2014 on;”

2.
Excerpted from Dundee Securities Corp, February 24, 2009:  The outlook for nuclear power remains strong. It is our view that population growth, improved quality of living in developing nations, low environmental impact and security of supply are primary considerations; and

3.
Excerpted from Dow Jones, September 25, 2009:  U.S. Energy Secretary Steven Chu said Thursday he will push for billions of dollars in new loan guarantee authority to help rejuvenate a domestic industry [nuclear power] and cut greenhouse gas emissions...“If you really want to restart the American nuclear energy industry in a serious way...we (need to) send signal to the industry that the U.S. is serious about investing in nuclear power plants,” Chu said in an interview on the sidelines of a conference here [in Washington]. “It’s part of how we’re going to get to the carbon reductions we need in order to avoid the worst of climate change,”...The Energy Secretary said the loan guarantees would help revitalize a U.S.-based nuclear industry.

Satellite Project

Fronteer has plans to build a 140-kilometer road which will link the mine sites with North West River and provide year-round access, an additional road to the proposed port site near Postville, as well as an electrical transmission line.  If Fronteer is successful in building their milling facility at the Michelin site as well as the necessary infrastructure and transportation, Crosshair’s CMB deposits could be built as a satellite project, with a 50-kilometer road put in at low cost, a huge economic benefit to Crosshair.

Proposed road and power line 50km east of the C Zone.

Like Crosshair, Fronteer continues to state that they believe the CMB in Labrador is one of the world’s most promising new uranium districts. With continued and growing support from the Nunatsiavut Government and predictions of a strong uranium price in the medium to long-term, Crosshair may finally be on its way to getting some of the value back for its robust uranium assets in Labrador.

I would like to thank all of you for your continued support over the past year and a half as Crosshair waits for the moratorium in Labrador to be lifted and for market interest to once again return to the CMB.  In the meantime, Crosshair will continue to focus its energies on its near-term Uranium Project, Bootheel, in uranium mining friendly Wyoming as well as its Gold and VHMS Project in Newfoundland.

Please feel free to contact our office if you have any questions or concerns.

Sincerely,

Mark Morabito
CEO, Crosshair Exploration and Mining